EARLY OPERATIONS

MANAGEMENT DISCUSSION & ANALYSIS

INTRODUCTION

The following discussion and analysis (MD&A) is current as of March 30, 2007, and is management’s assessment of the operations and financial results together with future prospects for Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company"), and should be read in conjunction with the audited Consolidated Financial Statements of the Company as at and for the years ended December 31, 2006 and December 31, 2005. The accompanying audited consolidated financial statements ("financial statements") of the Company have been prepared by the management of Birch Mountain, in accordance with Canadian generally accepted accounting principles ("GAAP"). All financial information is expressed in Canadian dollars unless otherwise stated.

Birch Mountain is a resource company with activities in industrial minerals. The Company has defined a limestone mineral reserve on its mineral leases in northeastern Alberta. The size and value of the reserve is based on independent technical reports by AMEC Americas Limited ("AMEC"), prepared in compliance with Canadian Securities Advisors’ National Instrument 43-101, Standards of Disclosure for Mineral Projects, and available at www.sedar.com and www.sec.gov.

The MD&A is based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform with the Company’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Company’s expectations, including but not limited to: fluctuations in the price and demand of oil; fluctuations in the level of oil sands development activities; fluctuations in the demand for the Company’s products; the existence of competitors, technological changes and developments in the oil sands industry; the ability of oil sands companies to raise capital; the effects of severe weather conditions on operations and facilities; the existence of operating risks inherent in mining; political circumstances impeding the progress of the Company or its customers; general economic, market or business conditions, including stock market volatility; changes in laws or regulations, including taxation, and environmental; the lack of available qualified personnel; and other unforeseen conditions.

Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

Our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking information to differ materially from our actual results. These risks include: regulatory and environmental requirements, competitive risk, customer dependency, our ability to attract and retain qualified personnel, alternate technologies, and the continued availability of capital or sales revenue to finance our activities. For a more thorough discussion of the risks associated with our business, see the "Risks and Uncertainties" section in this MD&A and the "Risks and Uncertainties" section in the Company’s 2006 Annual Report, filed on SEDAR at www.sedar.com.

EARLY OPERATIONS

OVERVIEW

Birch Mountain’s principal operations are located north of Fort McMurray, Alberta, in the heart of the expanding Canadian oil sands industry, where the Company holds extensive metallic and industrial mineral leases which come to surface and also underlie a significant part of the Athabasca oil sands region. Since 2002, Birch Mountain has worked towards and successfully completed the startup of a commercial operation for the limestone deposits that occur on its mineral leases in the Athabasca region. In August 2005, the Company started construction of the MVQ, its initial limestone quarry and aggregate operation, with sales commencing in the second quarter of 2006. In May 2006, the Company filed an application with provincial regulatory authorities for the Hammerstone Project, to integrate the existing MVQ, as phase 1 of an expanded quarry and aggregate operation, as well as production facilities to process limestone into reagent and construction products including quicklime, hydrated lime, cement and reclamation of spent lime. The Company expects approval of the Hammerstone Project in late 2007 or early 2008.

Two principal product classes have been identified: limestone aggregate products used in construction and limestone-based reagent products such as reagent limestone, quicklime and hydrated lime. The primary sources of demand for limestone aggregate and reagent products in the Fort McMurray region are the numerous oil sands bitumen extraction and upgrading operations, both open pit and in-situ mining, and the related infrastructure and municipal development.

In August 2006, an updated independent NI 43-101 technical report entitled Hammerstone Project, Alberta: Qualified Person’s Review and Technical Report (the "2006 Technical Report") was released, based on an update of the pre-feasibility study. The 2006 Technical Report was authored by AMEC Americas Limited and Phoenix Process Engineering, Inc.

The 2006 Technical Report describes and provides an economic value for the Hammerstone Project, which will ultimately cover an area of approximately 1,600 hectares (4,400 acres). Aggregate processing facilities within the quarry will supply the needs of the oil sands industry, local infrastructure and municipal demand, as well as providing feedstock for the proposed limestone-processing complex. Limestone aggregate and reagent product average yearly sales are projected to reach an ultimate level of 19 million tonnes ("Mt"). The limestone-processing complex includes a quicklime plant that will be built in stages, projected to reach a production capacity of 1 Mt per year. Some of the quicklime will be further processed into hydrated lime in a plant with a capacity of 400,000 tonnes per year. Updated limestone reserves reported in the 2006 Technical Report are 1.0 billion tonnes (net of mining losses), with 460 Mt of proven limestone reserves and 539 Mt of probable limestone reserves.

The discounted cash flow net present value ("NPV") of the Hammerstone Project in constant 2006 dollars, using a discount rate of 7.5%, is $1,669 million on a pre-tax basis and $1,099 million on an after-tax basis. The internal rate of return ("IRR") pre-tax is 36.2% and after tax is 31.2% while the payback period is estimated to be 5.9 years from first production in January 2006. All operating and capital costs are deducted from revenues in calculating the annual cash flows used to arrive at the NPV.

On February 27, 2007 the Company filed its 2007 Hammerstone Project Update (the "2007 Project Update") with the Alberta Natural Resources Conservation Board, Alberta Environment and the Alberta Energy and Utilities Board. The purpose of the 2007 Project Update is to inform regulators and regional stakeholders of Birch Mountain’s optimized development plan for the Hammerstone Project. The new plan stages plant capacities and capital expenditures to better align the build up of production capacity with current demand projections; the ultimate productive capacity is consistent with the 2006 Technical Report.

Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, to disclose contingent assets and liabilities at the date of the financial statements and to report amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the deferral and valuation of exploration expenditures, site reclamation, accounting for convertible debentures, other current liabilities and stock based compensation. Actual results could differ from the estimates.

EARLY OPERATIONS

PERFORMANCE

Industrial Minerals Division

The Company commenced operations in the MVQ, producing and selling limestone aggregates in various specifications. Total limestone sales for the year were $1,540,564, including an off-quarry sale. Processed aggregate product inventories were being produced and stockpiled to assure the ability to supply into the high demand spot market for aggregates. In the aggregate industry, inventory is manufactured to meet existing and anticipated orders that are received in advance of customers expected delivery dates. This ensures the Company can produce the necessary specifications and quantities required by the customer. The Company holds this processed aggregate in inventory until the customers take delivery as their projects advance. A sale is not recorded until the customer takes physical delivery of the aggregate.

During 2006, the Company further advanced the regulatory, engineering and environmental work for the Hammerstone Project, which will include an expanded quarry and production facilities to process limestone into quicklime, cement and other related products. The Company began the regulatory, engineering and environmental work and initial tree clearing within its current Mineral Surface Lease, to prepare for the construction of a south haul road (SHR) that will connect the quarry to a proposed East Athabasca Access Highway and bridge.

A Hitachi EX1800 hydraulic shovel was purchased and is being used for selective excavation of limestone and should reduce the amount of blasting required. Erection of the aggregate crushing spread, acquired by the Company, is underway with delivery of the first pieces in September 2006. The Company expects this high-capacity crushing spread to be in full commercial production, to support the construction season, in early 2007. The Company completed the purchase of existing rotary kilns, preheaters and related equipment that were dismantled and shipped to the Fort McMurray quarry site on time and under budget.

Progress Timeline Summary

Project Progress Details

Phase 1 – Aggregate Production

In March 2004, the Company filed its Application and Environmental Impact Assessment for the development, operation and reclamation of the MVQ ("MVQ Application"), which covers an area of approximately 255 hectares. In December 2004, the MVQ Application was declared complete by Alberta Environment and with no interventions opposing the MVQ Application, the National Resources Conservation Board determined a public hearing was not required. The Company received final regulatory approval on July 14, 2005, and by the end of July had received all operating permits needed to begin construction of the MVQ.

EARLY OPERATIONS

During the last two quarters of 2005, site preparation work was completed which allowed for access to the MVQ before the end of the year. Trees and overburden were cleared and a two-kilometer commercial access road was established. The Company extracted limestone from surface exposures to use its own materials in building an access road. During 2005, $6 million was spent. The MVQ was opened at the end of December 2005.

During the first two quarters of 2006, final work at the MVQ was done to allow the startup of commercial production in June 2006. Aggregate, meeting various product specifications, was produced and the first sales from the MVQ were made. Sales during the year were $1,540,564, which included the sale of off-quarry limestone that was excavated from one of the Company’s leases outside of the MVQ. Inventory was stockpiled during the year and at December 31, 2006 totaled $5,703,196 in value. Inventory includes blasted and unexcavated work-in-progress rock as well as crushed aggregate stockpiles meeting Alberta Transportation specifications. An unusually early, large snowfall and harsh winter weather conditions in the region during the fourth quarter caused deliveries to be halted and delayed into 2007 reflecting the seasonality of the aggregates business in the cold northern climate.

Quarry development continued through 2006 to create the space necessary to operate efficiently and to provide access to all four limestone rock units. Overburden was removed and pit materials were excavated and trucked to stockpiles. Additional space was created to accommodate the new large scale custom designed crushing and screening spread and its associated product stockpile locations. The new crushing spread acquisition was brought forward into 2006. Site preparation work also included providing and preparing equipment maintenance and lay down pads, preparing a portion of the SHR that lies within the approved MVQ mineral surface lease and stripping the plant site area. The stripping of the plant site area was advanced into 2006 in order that the good quality limestone that must be removed to establish the plant site elevation could be removed, processed and sold without needing to stockpile and rehandle the material.

An estimated $32.1 million was spent in 2006 and the MVQ footprint was expanded to 110 Ha (275 acres) from 37 Ha (93 acres) at the end of 2005. This footprint expansion is approximately 80% greater than the original plan for 2006, as a result of the earlier acquisition of the Company’s crushing spread, clearing the plant site earlier than planned and starting the construction of the SHR within the MVQ mineral surface lease. The quarry development expenditures in 2006 have favorably positioned Birch Mountain to meet the anticipated sales volumes for 2007.

Ongoing Development – South Haul Road

In October 2006, the Company announced that it filed an application with Alberta regulatory authorities to construct 12 kilometres of road (the "South Haul Road") south from the MVQ, along the eastern side of the proposed Hammerstone Project. The road will connect with the proposed East Athabasca Highway and bridge. The Company has received regulatory approval and plans to clear trees in early 2007 followed by road construction in the summer of 2007.

The East Athabasca Highway is an industry-led initiative to provide a new bridge and 54 kilometres of all-weather highway to serve the new and expanding oil sands developments east of the Athabasca River. The SHR will position Birch Mountain to provide materials for the construction of the new highway and bridge, and to supply the long-term aggregate and reagent requirements of the east side oil sands operators. The new road and bridge will also reduce the haul distance, by several kilometres on a more direct route, from Birch Mountain’s quarry and planned quicklime plant to the oil sands operators on the west side of the Athabasca River and the City of Fort McMurray.

EARLY OPERATIONS

Phase 2 – Hammerstone Project

On May 24, 2006, the Company filed an application and environmental impact assessment with provincial regulatory authorities for the Hammerstone Project (the "Hammerstone Application"). The proposed Hammerstone Project integrates the existing MVQ into an expanded quarry and aggregate plant, and adds a limestone-processing complex to produce limestone-based reagent products such as quicklime, hydrated lime and cement, as well as facilities for recycling spent lime and reclaiming solid residues generated when reagent limestone or lime are used to capture sulphur.

Development work and testing on the production of quicklime continued in 2006. Birch Mountain confirmed that powdered quicklime can be produced using lower cost, modular flash calciners which will allow the Company to enter the quicklime market on schedule in 2009 for significantly lower cost and stage early production according to the market demand, without over-capitalization. Three long lead item kilns were acquired from a subsidiary of Alcoa located at Addy, Washington. The used kilns were dismantled and shipped in 2006 and are being stored at the Birch Mountain quarry, to mitigate future project risk.

A Hammerstone Project Update was filed with the Alberta regulators on February 27, 2007. The Hammerstone Project expands the area of the quarry to approximately 1,600 hectares and, upon approval, the MVQ will be integrated into the Hammerstone Project. Birch Mountain also renewed its request for regulatory approval for facilities to produce cement, recalcine spent lime and permanently store solids derived from flue gas desulphurization. The new plan stages plant capacities and capital expenditures to better align the build up of production capacity with current demand projections; the ultimate productive capacity is consistent with the 2006 Technical Report.

The Company intends on utilizing flash calciners for initial quicklime production, planned in 2009. The modular flash calciners reduce early project capital needs and project risk and enhance flexibility because they are less expensive and can be brought into production as the market grows. Commissioning of the Company’s first high capital cost rotary kiln is now scheduled for 2012, when the projected quicklime and hydrated lime market demand will support a plant facility with higher production capacity.

Mineral Exploration and Mineral Technology

With the discovery of metal nanoparticles in rocks from the Company's property in 2000, the Company’s work in this area has been to develop methods to measure and extract precious metals. The Company was awarded a U.S. patent for a process to extract and recover natural nanoparticles. The Company has no assurance there are commercial concentrations of precious metals on its mineral properties, or that a commercially viable process for precious metal extraction will be developed. Since 2003, the Company has spent minimal amounts in this division in order to hold patents and allow for some small level of future research work, directed at evaluation of opportunities that may exist in the limestone or on other permit lands the Company holds in northern Alberta.

QUARTERLY RESULTS

SUMMARY OF QUARTERLY RESULTS

Fluctuations in results over the previous eight quarters are due principally to the start up and early operations of the Company's limestone quarry. Sales in the period of early operations are not predictable as the Company establishes it market presence. Administrative and other expenses have increased due to additional work and additional staff as the Company proceeds with early operations and ongoing development.
Quarterly Results	2006				2005
Three months	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31
ended
Sales	$656,923	$795,812	$87,829	-	-	-	-	-
Cost of sales	2,438	899,916	87,058	-	-	-	-	-
Interest and other
income	48,503	69,369	164,358	$ 215,798	$ 209,366	$ 73,612	$ 23,802	$ 25,788
Indirect quarry costs	1,236,677	709,866	423,817	173,668	-	-	-	-
Stock-based
compensation	716,853	916,146	253,501	959,297	16,644	477,783	159,913	624,370
expense
Amortization,
accretion and	114,772	122,760	29,332	18,713	18,100	16,658	14,937	13,729
depletion expense
Mineral exploration
costs	(9,740)	393,750	201,144	273,810	72,482	83,450	163,857	220,692
Administrative
expenses	2,044,169	936,745	872,583	855,591	1,101,004	657,751	782,704	583,600
Loss for the period	(3,399,743)	(3,114,002)	(1,615,248)	(2,065,281)	(965,576)	(1,162,030)	(1,097,609)	(1,416,603)
Loss per share - basic
and fully diluted	(0.04)	(0.04)	(0.02)	(0.03)	(0.02)	(0.01)	(0.02)	(0.02)
Inventory	$5,703,196	$2,841,122	$1,488,763	$422,348	-	-	-	-
Mineral properties	$44,608,237	$38,277,530	$30,712,026	$21,230,016	$13,662,648	$7,749,149	$5,306,228	$4,235,705
Total assets	$84,972,555	$63,730,544	$49,106,873	$44,360,894	$48,560,852	$45,233,378	$10,129,992	$9,436,026

Major Events in 2006
Fourth Quarter 2006

•      The Company received approval to migrate from the TSX Venture Exchange to the TSX on December 11, 2006.

•      On December 6, 2006, the Company completed a public offering of $34,500,000 unsecured, subordinated, 6% redeemable convertible debentures. The proceeds were used to payoff an existing non-revolving bank loan, to fund the application to Alberta regulatory authorities, for initial development and construction of the SHR, to fund the capital equipment costs of the MVQ and the Hammerstone Project, to fund the Hammerstone Project pre-production capital costs and for working capital and land management and maintenance purposes.

•      The Company amicably settled its statement of claim, out of court, for the unauthorized removal of off-quarry limestone. There is no long-term impairment of the relationship with the oil sands operator which removed the limestone.

•      The Company took delivery of the components for the high-capacity custom designed crushing spread in the quarry. The total cost of $7,337,373 was financed for five years with 60 monthly payments of $114,932. Following erection early in the first quarter of 2007, the impact crushers and screens in the new spread will help assure that the Company can produce all specifications of products and supply the significant demand expected for 2007 and beyond.

•      Dan Rocheleau, CA, was appointed by the Board of Directors to serve as Acting Chief Financial Officer, effective November 8, 2006, replacing Hansine Ullberg who is on maternity leave.

QUARTERLY RESULTS

Third Quarter 2006

•      Crushed aggregate product inventories were produced and stock piled to assure the ability to supply into the high demand oil sands industry.

•      The Company purchased a Hitachi EX 1800 14 cubic yard hydraulic shovel that will be used for selective excavation of the 20 meter thick Unit 3 limestone. This shovel will reduce operating costs and eliminate drilling and blasting of most of the Unit 3 material.

•      The Company announced it will file an application with Alberta Regulatory authorities to construct a SHR that will connect the Hammerstone Project with the proposed East Athabasca Highway. The East Athabasca Highway is an industry-led initiative to provide a new bridge and 54 kilometres of all-weather highway to serve the new and expanding oil sands developments east of the Athabasca River. The SHR will give Birch a shorter haul distance to supply materials for the construction of the new bridge and highway. It also positions the Company to supply the long-term aggregate and reagent requirements of the east side oil sands operators.

•      The Company completed an update to the prefeasibility report and released an updated technical report, the 2006 Technical Report, in compliance with National Instrument 43-101.

•      The Company announced further engineering and environmental studies as part of the increasing interest and expanding Hammerstone Project opportunities. Additional products, project growth of the oil sands industry and predicted impact of alternate fuel uses were incorporated into the 2006 Technical Report.

•      Ken Foster, Ph.D., former Senior Associate of AMEC Earth and Environmental, was hired as Director of Environmental Affairs and will assist the Company with environmental operations including work related to the Hammerstone Project and the Application for the SHR.

•      160,000 stock options were issued during the quarter to employees at a price of $4.40.

Second Quarter 2006

•      Initial supplies of crushed aggregate product inventories were produced.

•      Product deliveries commenced and the Company recorded initial sales.

•      The Company filed the Hammerstone Application and Environmental Impact Assessment with the Alberta Government Regulatory Authorities.

•      Douglas Annable, recently retired as President, Energy & Mining Division, AMEC Americas, was appointed to the Company’s Board of Directors.

•      155,000 stock options were issued during the quarter to employees and directors at prices ranging from $8.00 to $8.60.

First Quarter 2006

•      Limestone production began at the MVQ and further site preparation work was undertaken.

•      Peter Heidenreich was hired as quarry project manager bringing over 30 years of experience to the MVQ operations.

•      The Company filed an updated public disclosure document of its intent to file an application for an expanded quarry and additional facilities comprising the Hammerstone Project.

•      Derrick Kershaw was appointed as Senior Vice President, leading the technical and operations teams.

•      592,500 stock options were issued during the quarter to employees and directors at a price of $8.78.

EARLY OPERATIONS

RESULTS OF OPERATIONS

The Company incurred a loss of $10,194,274 in the year ended December 31, 2006 (2005–$4,641,818; 2004–$2,887,057) and at December 31, 2006, had an accumulated deficit of $17,484,901.

Income

The Company earned revenues from limestone sales of $1,540,564 which includes an off-quarry limestone sale and cost of sales of $989,412 in 2006. The Company did not have any sales in 2005 or 2004.

The Company earned interest income in 2006 of $498,028 and $332,568 in 2005. In 2004, the Company’s only source of revenue was a small amount of interest income, $48,190.

Expenses

In 2006, expenses totaled $11,243,454.
Expenses	2006	2005	2004
Amortization, Accretion and Depletion	$285,577	$ 63,424	$ 50,336
Consulting	102,383	96,027	79,973
Interest and Bank Charges	442,447	4,746	-
Mineral Exploration Costs	858,964	540,481	762,371
Office	458,806	937,756	683,316
Professional Fees	1,474,021	746,377	396,552
Indirect Quarry Costs	2,544,028	-	-
Salaries and Benefits	1,052,387	597,714	386,579
Shareholder Services and Promotion	1,179,043	742,439	329,993
Stock-based Compensation	2,845,797	1,245,422	246,127
Total Expenses	$ 11,243,454	$ 4,974,386	$ 2,935,247

Total expenditures have risen in 2006 and 2005 as the Company moves forward with operations, including work necessary for the Hammerstone Project, the SHR application, the payment of professional fees related to long-term debt financing, implementation of Sarbanes-Oxley and the independent 2006 Technical Report. Total expenses increased $6,269,068 or 126%, of which $2,544,028 or 41% was related to quarry operation costs, $1,600,375 or 26% was related to stock-based expenses, $727,644 or 12% was related to professional fees, $436,604 or 7% was related to shareholder services, $454,673 or 7% was due to increased salaries and benefits, $437,701 was related to interest and bank charges and $222,153 or 4% was related to amortization, accretion and depletion. Office expense decreased $478,950 from 2005 due to an accrual of $516,286 in 2005 for the flow through shares. The remaining difference is related to development, operations and corporate activities for the development of the Company’s limestone reserve in its Athabasca leases.

The increase in professional fees of $727,644 was due in part to $234,000 of fees paid for various credit facility and equipment financing contracts secured during 2006 and $242,891 in consulting fees paid for assistance in implementing compliance with Sarbanes-Oxley. In addition, additional legal fees of $81,000 were paid for contract review and assistance with preparing and negotiating a legal settlement, and approximately $27,000 for auditing fees related to the restatement of prior years financial statements.

Salaries and benefits increased $454,673 or 76% during the year due to the addition of three senior executives and three new support employees plus milestone bonuses paid to fourteen employees totaling $138,400.

EARLY OPERATIONS

Indirect Quarry Costs

In 2006, the Company spent a total of $2,544,028 on indirect quarry costs.
Indirect Quarry Costs	2006	2005	2004
Facility and Equipment	$ 758,885	$ -	$ -
Services and Contractors	1,280,530	-	-
Travel and Accommodation	104,859	-	-
Salaries and Benefits	399,754
Indirect Quarry Costs	$ 2,544,028	$ -	$ -

Facility and equipment costs included equipment rental, repairs and maintenance, insurance, and quarry office expenses. Services and contractors costs included fees for the general contractor, Stony Valley, quarry dewatering, equipment mobilization, site grading and dust control, engineering, technical and professional fees. Salaries and benefit costs include scale personnel, mechanics and office and administration staff.

Shareholder Services

In 2006, the Company spent a total of $1,179,043 on shareholder services.
Shareholder Services	2006	2005	2004
Canada Stock Exchange Costs	$ 472,087	$ 165,542	$ 105,418
U.S. Stock Exchange Costs	207,668	151,195	17,925
Marketing	224,852	149,162	63,854
Travel and Accommodation	263,783	244,504	112,668
Other	10,653	32,036	30,128
Total Shareholder Services	$ 1,179,043	$ 742,439	$ 329,993

Total shareholder service costs increased $436,604 or 59% due mostly to an increase in Canada exchange costs of $306,545 or 185%. The increase was due, in part, to increased filing fees paid to the relevant Canadian stock exchanges for the new debenture listing and the migration of BMD to the TSX of $161,495. Mail and transfer agent fees increased $146,530 due to the increased shareholder base in Canada. The increase in U.S. stock exchange costs was due mainly to higher U.S. exchange costs on filing fees. Total marketing costs increased $75,690 due to increased expenditures on advertising in trade magazines and fees paid to the marketing joint venture with the Fort McKay First Nation.

Mineral Development Costs

In 2006, the Company spent a total of $32,987,591 of which $32,128,627 was capitalized.
Mineral Development Costs	2006	2005	2004
Industrial Minerals Costs (Site Development)	$ 32,128,627	$ 10,279,606	$ 3,153,233
Mineral Exploration and Technology Costs	858,964	540,481	762,371
Total Mineral Expenditures	32,987,591	10,820,087	3,915,604
Less Amounts Capitalized	32,128,627	10,279,606	3,153,233
Mineral Exploration Costs	$ 858,964	$ 540,481	$ 762,371

Industrial Minerals Costs

In 2006, Birch Mountain focused most of its resources on the opening and development of the MVQ. These industrial mineral development costs can be broken down into four broad categories with the following estimated expenditures:

•       Site construction of $29.7 million paid to NORAMAC Ventures, an independent third party, for the excavation and stockpiling of surface overburden, development of the quarry pit, construction of equipment maintenance and lay down pads and a road and scale foundations, preparing part of the SHR and clearing the plant site;

EARLY OPERATIONS

•       Payments of $2.2 million to contractors and consultants for engineering, drilling, technical, environmental and regulatory services including any related materials;

•       An accrual of $679,000 for future site reclamation costs for the MVQ; and

•       Various administrative costs and salaries directly related to the MVQ or the Hammerstone Project.

Mineral Exploration and Technology Costs

Mineral exploration costs in 2006 were $858,964 as compared to $540,481 in 2005 and $762,371 in 2004. The majority of these costs were land lease and permit payments to hold mineral rights. In 2006, Birch Mountain also initiated a surface evaluation of a limestone lease further north than the Hammerstone Project adjacent to an announced oil sands development project.

The Company continues funding to this division in order to hold patents and allow for some small level of future research work, directed at evaluation of opportunities that may exist in the limestone or on other permit lands the Company holds in northern Alberta outside of the MVQ or Hammerstone Project footprint.

RISKS AND UNCERTAINTIES

LIQUIDITY AND CAPITAL RESOURCES

Birch Mountain is a developing company with insufficient revenue as yet, to meet its yearly operating and capital requirements. The Company has historically raised funds necessary to conduct its business primarily through issuance of equity or debt. The Company has incurred operating losses since its inception in 1995, and as of December 31, 2006, has an accumulated deficit of $17,484,901 (2005 - $7,290,627). Losses are from costs incurred in the operation and development of the Industrial Minerals Division, exploration of mineral opportunities and research of mineral technology. Results of operations have fluctuated from period to period and may continue to do so in the future. Additional operating losses may occur in the future as a result of the continued operation of the MVQ and development of the Hammerstone Project. However, the MVQ is expected to start generating significant revenues from aggregate sales in 2007.

The Company has a working capital balance at December 31, 2006 of $9,064,787, a decrease of approximately $17.4 million from December 31, 2005. The decrease is a result of the continued operation and development of the MVQ and Hammerstone Project as the Company spent a total of $32.1 million on mineral development, $0.9 million on mineral exploration, $2.5 million on initial quarry operations and purchased approximately $18.4 million in equipment during 2006.

During the year, Birch Mountain received $0.4 million (2005 - $4.3 million) from the exercise of stock options. Additionally, the Company completed a public debenture financing for net proceeds, after costs of financing, of $33.2 million. However, as the Company develops its limestone reserve, constructs the SHR and builds plant facilities additional funds may be required. The current estimates for capital for the MVQ and the initial phases of the Hammerstone Project, from 2007 to 2011, are $108 million, down from the $229 million in the 2006 Technical Report. The Company is investigating project-specific financing for the longer-term development of the Hammerstone Project.

At present, the Company does not have sufficient working capital or cash flows to continue operations through 2007, without significant cash receipts from product sales from the quarry or short term financing through debt and/or equity. The Company is actively quoting on several large aggregate construction projects scheduled for the first half of 2007. The Company is also investigating debt alternatives and has completed a $15.5 million senior secured credit facility subsequent to December 31, 2006. The net proceeds from the financing will be used to fund the continued development and construction of the SHR recently acquired mineral permits and for general working capital purposes.

Project-specific financing for larger anticipated capital expenditures related to the Hammerstone Project may be available in the future. To the extent the Company raises additional capital by issuing equity or convertible debt securities, ownership dilution to shareholders will result.

RISKS AND UNCERTAINTIES

COMMITMENTS

On-going commitments for capital resources relate largely to the maintenance of the mineral permits and leases granted to the Company by the Government of Alberta plus general operating leases and long term debt repayments. All commitments are disclosed in the notes to the Company’s consolidated financial statements.

At December 31, 2006, the Company holds mineral leases, mineral permits and mineral permits for which applications have been filed for conversion to leases, in the Athabasca region, covering an area of 380,136 hectares (939,315 acres). Lease payments, along with associated fees in 2007 and years beyond will be approximately $432,000 annually, if Birch Mountain continues to hold all of its mineral leases into the future. Mineral permits are maintained in good standing by making allowable exploration expenditures, although there is no obligation to do so. Birch Mountain continuously evaluates its mineral permit holdings, relinquishing and/or acquiring permits as dictated by financial considerations as well as exploration and strategic priorities. Land related and office and other operating lease payments are as follows:
	Land Related	Other	Total
2007	431,901	493,338	925,239
2008	431,901	505,513	937,414
2009	431,901	441,504	873,405
2010	431,901	421,489	853,390
2011	431,901	421,489	853,390
	2,159,505	2,283,333	4,442,838

The Company issued convertible unsecured subordinated debentures having a face value of $34.5 million during the year. The debentures were issued pursuant to a public offering and mature on December 31, 2011. The debentures are convertible into common shares of the Company at any time prior to maturity at the option of the debenture holder at a conversion price of $3.30 per share. In the year ended December 31, 2006 no debentures were converted into shares. The debentures bear interest at 6% and interest is payable semi-annually commencing on June 30, 2007. Assuming no conversions, interest expense relating to the debentures will be approximately $2,070,000 annually.

In 2006, the Company entered into a financing agreement with the Canadian Western Bank to finance a crushing and screening plant costing $6,922,050 plus GST. The original loan amount was $7,337,373 with an interest rate of 6.02%. The loan is to be paid off over five years based on blended principal and interest payments of $1,379,184 per year.

Additionally, the Company financed a piece of quarry excavation equipment costing $1,235,000 under a lease arrangement. Lease payments, consisting of principal and interest, will be $255,384 annually until August 2011 when the Company will have the option to purchase the equipment at a residual value of $200,000.

The Company is required to reclaim any land disturbances as detailed in its environmental approvals for the MVQ. The Company estimated, based on costs provided by consulting engineers to the Company, the costs for third parties to return the MVQ to its reclaimed status as at December 31, 2006, would be $2,850,000. For financial statement purposes, these costs have been discounted to $1,100,000. Based on a preliminary estimate, the Company issued a letter of credit to Alberta Environment for $2,000,000 for this reclamation work. The Company must re-evaluate this annually and post additional security with Alberta Environment. Also in connection with land disturbances, the Company was required to pay timber damage fees for immature trees removed, which had not reached commercial value. The Company paid fees based on the permitted area of the MVQ even though not all the trees were cut during 2006. A long-term asset has been recorded for the balance of amounts prepaid and this will be reduced as trees are actually cleared.

The Company estimated a future liability for the indemnification of shareholders for flow-through shares issued in 2003 and 2004, for which the Company was not able to incur qualifying expenditures. The estimated liability and potential taxes payable, interest and penalties payable in the amount of $2.4 million has been accrued as an other current liability. During 2006, the Company amended its tax filing position and has reported the impact to the subscribers. The actual liability will not be known until the Canada Revenue Agency reassesses each affected subscriber and the amounts are known by the Company. The payment of the liability may stretch over many future years and could vary by up to fifteen percent.

RISKS AND UNCERTAINTIES

RISKS AND UNCERTAINTIES

Birch Mountain is Currently in the Production Stage

Birch Mountain is an early stage production company. The Company has one project with two phases. The first phase was the construction and opening of the MVQ, which is operational, and the second phase is the Hammerstone Project, which is in the development stage. There is a risk that the operations at MVQ may have delays, interruptions or increased costs or that the Hammerstone Project may not commence at all, due to many factors, including, without limitation:

  breakdown or failure of equipment or processes;

  production performance falling below expected levels of output or efficiency;

  design errors;

  contractor or operator errors;

  non-performance by third-party contractors;

  labour disputes, disruptions or declines in productivity;

  increases in materials or labour costs;

  inability to attract sufficient numbers of qualified workers;

  delays in obtaining, or conditions imposed by, regulatory approvals;

  changes in the scope of the development or operations;

  markets for products fail to develop as expected;

  violation of permit requirements;

  disruption of energy supply; and

  catastrophic events such as fires, earthquakes, storms or explosions.

The current construction and operations schedules may not proceed as planned, there may be delays and the operation of the MVQ and the development of the Hammerstone Project may not be achieved on budget. Any such delays will likely increase the costs and may require additional financing, which financing may not be available. Actual costs to operate the MVQ or to construct and develop the Hammerstone Project will vary from estimates and such variances may be significant. Given the stage of development of the Hammerstone Project, various changes may be made prior to completing construction. Based on current scheduling, the Hammerstone Project is expected to start commercial quicklime operations in 2009.

Capital

Birch Mountain currently has insufficient revenue to meet its yearly operating and capital requirements. Historically, the Company has successfully raised funds necessary to develop its leases and permits, to prepare for and plan operations and to conduct its corporate affairs primarily through public and private placements of common stock. There is no guarantee the Company will be able to continue to raise funds or to successfully partner with a company that has the necessary capital. In the past, Birch Mountain has raised the funds necessary to conduct its business primarily through issuance of equity or debt financing. As required in the future or as advantageous to the Company, financing may be available through joint venture or partnering agreements, through additional issuance of equity or by obtaining project debt financing. Although these are alternatives the Company will investigate, there is no assurance that the Company will be successful in raising the capital it needs to continue its business.

Regulatory and Environmental Requirements May Impact the Company’s Ability to Operate

The Company operates in areas that are subject to governmental provisions regulating operations and development of mineral resources. Birch Mountain may be constrained or forbidden to develop its plans or mandated operating guidelines may adversely affect the economic viability of the projects. The Company holds metallic and industrial mineral permits and leases issued by the Government of Alberta.

Birch Mountain is required by regulation to operate under certain environmental guidelines that are mandated by the Government of Alberta and the Government of Canada. Additionally, public expectation of industry’s environmental performance remains high. Birch Mountain has established environmental policies that it believes will allow it to operate effectively under the environmental guidelines. Birch Mountain has and will continue to work with the regulators and local communities to address public environmental concerns.

RISKS AND UNCERTAINTIES

Competitive Risk May Reduce the Corporation’s Ability to Operate

Birch Mountain must develop the mineral deposits and there is no assurance the type or amount of the deposit will produce the economic results expected. Additionally, the Company must negotiate sales arrangements with its customers and prove that its products are reliable and suitable for use in the oil sands industry. Although the Company believes that competing aggregate resources in the Fort McMurray region are limited in both size and quality and, as a result, high market share assumptions have been made, Birch Mountain may have to compete with larger companies that have greater assets and financial and human resources, and which may be able to sustain larger losses than the Company to develop business. Birch Mountain and the economic viability of the MVQ and the Hammerstone Project may be negatively impacted if a new source of aggregates and/or industrial minerals is located and developed.

Independent Reviews Provide No Assurance of Future Results

Although third parties have prepared reviews, reports and projections relating to the viability and expected performance of the MVQ and the Hammerstone Project, it cannot be assured that these reports, reviews and projections and the assumptions on which they are based will, over time, prove to be accurate. The ability of Birch Mountain to obtain necessary approvals, to extract a quality product and to secure adequate operating and capital financing, to successfully operate the quarry and put the plant into production and to operate profitably in the future are uncertain.

Customer Dependency May Reduce the Flexibility of the Company to Operate

For the sale of aggregate and less so for the sale of reagent products, Birch Mountain is dependant on customers located geographically near the limestone quarry and production facilities. Costs of transportation of aggregate are high relative to its cost of production and tend to be prohibitive to customers who might ship the product over longer distances. As a result, Birch Mountain plans to market products to the oil sands industry in the Fort McMurray region. With market concentration based on geography, Birch Mountain is dependant on production and expansion in the local area. There are no guarantees that oil sands companies will continue to require the Company’s products in sufficient quantities to ensure profitable operations.

Personnel Risks May Impact the Company’s Ability to Carry Out its Operational Plans

The Company employs 27 fulltime and 2 part time employees and relies on part time workers, contractors and consultants to assist in executing operations and providing technical guidance and must rely on workers in the local area. In Northern Alberta, skilled labour shortages are common. There is uncertainty surrounding the ability to retain and attract personnel to the project and, should the Company not have adequate personnel, the project may not become operational or may not be economically viable.

Alternate Technologies May Reduce the Demand for the Company’s Products

The use of limestone for aggregates and the use of quicklime as a product for desulphurization of air emissions and water treatment could be replaced by alternate technologies as the oil sands industry looks at more cost effective and efficient methods. The rate of development of new technologies or the impact on the Company’s business cannot be determined.

Revenue and Earnings May Fluctuate Which Could Affect Our Common Share Price

Our revenues and earnings may vary from quarter to quarter as a result of a number of factors, including:

  Concentration in our customer base

  The timing of substantial orders

  Seasonal fluctuations in demand

  Possible delays in the manufacture or shipment of products

  Our ability to obtain payment from our customers on a timely basis

  Our ability to manage inventory levels given the volatility in our sales, the length of the sales cycle and the rapidly changing demand in the region

As a result, quarter-to-quarter and seasonal comparisons of our revenues and earnings may not be meaningful. It is also possible that these quarterly fluctuations could result in our operating results falling below the expectations of investors and securities analysts in one or more future quarters. As a result, these quarterly fluctuations in our revenues and earnings may affect the market price of our Common Shares.

ADDITIONAL DISCLOSURE

OFF-BALANCE SHEET ARRANGEMENTS

The Company has an operating line with a Canadian chartered bank that provides for an operating overdraft on the Company’s chequing account and is available for letters of credit. At December 31, 2006, the Company has issued letters of credit under this agreement, in the amount of $2,000,000, to Alberta Environment for future site reclamation liabilities. As security for this operating line, the Company has pledged $2,000,000 of short-term investments on deposit at the bank. These particulars are disclosed in the notes to the Company’s consolidated financial statements, as these amounts by their nature do not appear on the Company’s consolidated balance sheet.

DISCLOSURE CONTROLS AND PROCEDURES

A Disclosure Committee of Birch Mountain Resources Ltd. was appointed by the Board of Directors in 2006 to oversee the Company’s disclosure activities and to assist the Board of Directors in fulfilling its responsibilities in this respect. The purpose of the Committee is to ensure that the Company implements and maintains internal procedures for the timely collection, evaluation and disclosure, as appropriate, of information potentially subject to public disclosure under the legal, regulatory and stock exchange requirements to which the Company is subject.

The Committee’s responsibilities include the following:

  review material developments and advise on the Company’s disclosure obligations on a timely basis;

  advise on and discuss the timely review, publication and filing of periodic and current reports with the various parties involved, including the Chief Executive Officer and the Chief Financial Officer, and review that these reports do not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

  periodically review past disclosures contained in public filings and other public information and advise whether any updates or corrections are appropriate; and

  evaluate and advise on the effectiveness of the Company’s internal and disclosure controls and procedures, including the steps that it deems necessary or desirable to effect compliance with those procedures.

There are inherent limitations as to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and circumvention or overriding of the controls or procedures. It should be also be noted that the Company's internal controls and procedures will not prevent or detect all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Consequently, management applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The Chief Executive Officer and the Chief Financial Officer, together with management, have evaluated the effectiveness of the Company’s disclosure controls and procedures and internal controls over financial reporting as of December 31, 2006, and identified the following material weaknesses:

1.     Design weaknesses relating to controls and processes due to (i) insufficient communication of the Company’s policies and Code of the Conduct to employees of the Company, (ii) a lack of a formal management override policy relating to the Company’s policies and Code of Conduct, and (iii) monitoring process to confirm responsibility of financial results. Management believes that weaknesses in these areas aggregated to a material weakness for effective company level controls and require more formalization of existing controls and processes.

2.     Design weaknesses related to the processes and communication of operational information, which may have a financial implication, to accounting and finance, in a timely manner.

3.     Control design weaknesses relating to a lack of segregation of various accounting duties resulting from the small size of the Company’s accounting department, lack of certain formal accounting procedures for the documentation of various approvals and reviews, as well as, control weaknesses inherent in accounting software employed by the Company which is not a sophisticated enterprise application.

ADDITIONAL DISCLOSURE

Solely as a result of these material weaknesses, we concluded that our disclosure controls and procedures were not effective as of December 31, 2006.

The Company is experiencing rapid growth and has implemented new policies and processes to address the design weaknesses described above. During fiscal 2006, the Company undertook a comprehensive assessment of its internal control over financial reporting by conducting regular reviews and audits to identify weaknesses and to ensure that an environment of continuous improvement becomes a part of the culture of the Company. The Company further intends to systematically and regularly provide and explain its policies and Code of Conduct to employees. In addition, the Company intends to introduce additional internal control procedures during the next fiscal year to ensure that appropriate internal control over financial reporting is in place and that such controls keep pace with the growth of the Company. The Company has and will continue to implement improvements in segregation of accounting duties, increase controls for review, approval and documentation, and will upgrade during 2007 its accounting software to address inherent limitations.

Other than with respect to the identification of these material weaknesses, there was no change in our internal control over financial reporting during the year ended December 31, 2006, that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ADDITIONAL DISCLOSURE

FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and other current liabilities approximates their fair value because of the short-term maturities of these items. Occasionally, the Company enters into transactions to purchase goods and services denominated in United States currency for which the related expenses and accounts payable balances are subject to exchange rate fluctuations. The transactions and balances have been stated in Canadian dollars in accordance with the Company’s foreign currency translation policy.

RELATED-PARTY TRANSACTIONS

The Company had the following transactions with related parties during the year:
  Included in shareholder services and promotion are amounts of $5,700 (2005–$7,874) paid to a company controlled by the spouse of a director;
  Included in professional fees is $282,820 (2005–$85,734) of consulting and legal fees paid to a company owned by an officer;
  Included in professional fees is $264,354 (2005–$240,859) of legal fees paid to a firm in which an officer is a partner;
  Included in salaries and benefits are amounts paid to a related party employee of $53,649 (2005 –$2,498) and;
  Included in accounts payable is $3,151 (2004–$18,789) relating to these transactions.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets liabilities, expenses and contingent liabilities. The Company evaluates the estimates periodically. In making judgments about the carrying values, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from those reported. The Company reviews significant areas subject to estimation with the Audit Committee. Significant areas requiring estimates include the determination of capitalization and impairment of mineral properties and capital assets and reclamation obligations, other current liabilities and the calculation of stock-based compensation expenses.

Mineral properties

As the majority of the Company’s activities relate to the acquisition of mining leases and permits and the exploration and development thereon, all expenditures relative thereto, including general and administrative expenses, have been capitalized on the basis of each area of potential. These capitalized expenditures will be charges against income, through unit of production depletion, when properties commence commercial production. The related costs of abandoned areas are charged against income. If a mineral property becomes impaired it will be written down to the impaired value in the period the impairment is determined. The amounts recorded for mineral properties represent costs to date and do not necessarily reflect present or future value. Recovery of capitalized costs is dependent upon successful development of economic operations or sale of such property in amounts at least equal to costs capitalized.

Birch brought the MVQ into production in the second quarter of 2006 and has profitably sold limestone aggregates in 2006. On May 24, 2006 Birch submitted the Hammerstone Application containing all applications for required approvals that are expected to be received by late 2007 or early 2008. By establishing commercial viability and with expectation of imminent regulatory approval, the Hammerstone proven and probable mineral reserves met SEC Industry Guide 7 requirements as of May 24, 2006. The Company began capitalization of expenditures under U.S. GAAP subsequent to May 24, 2006.

Costs estimated for future site reclamation are based on estimates of independent consultants and are discounted based on an interest rate and expected timing of the future expenditures. These assumptions could change in the future and could impact the recorded obligation. Actual future costs could vary materially from those recorded.

ADDITIONAL DISCLOSURE

Other current liabilities

The Company raised capital through the issuance of flow through shares in 2003 and 2004, that provided for an indemnity to the subscriber for additional taxes payable if Birch Mountain was unable to or failed to renounce the qualifying expenditures as agreed, without limiting the recourse of the subscriber. The Company applied for and filed the necessary forms to qualify for and renounce expenditures in 2002, 2003 and 2004 and has subsequently determined some of these expenditures do not qualify for flow through tax treatment. The Company is exposed to costs for the indemnification of the subscribers and any assessed corporate taxes, penalties and interest. The Company has estimated and accrued a potential liability in the amount of $2,437,781 (2005 - $3,346,264). This amount is based on assumptions of the tax filing positions of the subscribers, their tax rates and an estimate of corporate taxes, penalties or interest that may be payable, which will not be known until any potentially affected subscribers as reassessed for their tax positions by the Canada Revenue Agency and these amounts become known to the Company. The Company believes this estimate could vary higher or lower by up to fifteen percent.

Stock-based compensation

The Company has stock-based expenses for stock option awards to employee, directors, officers and advisors, as explained in the accompanying financial statements. Effective January 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants for recording stock-based compensation and payments. These standards require that all stock-based awards to employees and non-employees be accounted for in the Company’s financial statements using the fair value method. Under this method, the fair value computation requires estimates of the expected life of the option, stock volatility and the risk-free interest rate expected over the life of the option. A change in these assumptions could materially change the amount of stock-based expenses recorded.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

In 2007, the Company may be impacted by changing or new accounting policies that relate to areas of its business.

Comprehensive Income

The CICA issued a new Section 1530 on April 1, 2005 outlining the requirement to report comprehensive income. An enterprise should present comprehensive income and its components in a financial statement with the same prominence as other financial statements that constitute a complete set of financial statements Comprehensive income is the change in equity (net assets) of an enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company expects to adopt this standard for the quarter ended March 31, 2007.